UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2013

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.

(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.

(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 - 28º andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

TELEFÔNICA BRASIL S.A.

TABLE OF CONTENTS

Item

1.	Press Release entitled “Telefônica Brasil S.A. – Notice to the Market - Appointment CFO and Investor Relations Officer”, dated on August 7, 2013

TELEFÔNICA BRASIL S.A.
PUBLICY-HELD COMPANY
CNPJ/MF nº 02.558.157/0001-62 – NIRE 35.3.0015881-4

NOTICE TO THE MARKET

Telefônica Brasil S.A. (“Company”) hereby informs its shareholders and the market that the Board of Directors, in a meeting held today, appointed Mr. Alberto Manuel Horcajo Aguirre to fill the position of Chief Financial, Control and Investor Relations Officer, complementing the current tenure.

The Director now elected was initially appointed to the position, and its effective election and investiture had been conditioned to obtaining permission to do so by the Ministry of Labor and Employment, this requirement has been complied with in full.

With the effective election and investiture of Alberto Manuel Horcajo Aguirre, ends on this date, the exercise of that interim position by Mr. Paulo Cesar Pereira Teixeira.

The posts of Chief Executive Officer, General and Executive Officer and General Secretary and Legal Officer will continue to be exercised by the current holders: Messrs. Antonio Carlos Valente da Silva, Paulo Cesar Pereira Teixeira and Breno Rodrigo Pacheco de Oliveira, respectively.

São Paulo, August 7th, 2013.

Alberto Manuel Horcajo Aguirre
Investor Relations Officer

Telefônica Brasil – Investor Relations
Tel: +55 11 3430 3687
Email: ir.br@telefonica.com
www.telefonica.com.br/ir

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.

Date:	August 7th, 2013	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director